[redacted]

11016329

3/5 na

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 45673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbury Street Capital Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

372 Washington Street
(No. and Street)

Wellesley	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark O'Keefe — (617) 536-0333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MFA - Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

1 Highwood Drive	Tewksbury	MA	01876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

n.a. 3/9

OATH OR AFFIRMATION

I, Samuel E. Bain, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbury Street Capital Limited Partnership, LP, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL K. STONE
Notary Public
Commonwealth of Massachusetts
My Commission Expires 3/14/2014

[signature]
Signature

President, Newbury Street Capital Limited Partnership
As General Partner
Title

Carol K. Stone
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MFA
MOODY, FAMIGLIETTI & ANDRONICO, LLP
Certified Public Accountants & Consultants

To the Partners
Newbury Street Capital Limited Partnership
Wellesley, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Newbury Street Capital Limited Partnership (the "Partnership") as of December 31, 2010 and 2009, and the related statements of income, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbury Street Capital Limited Partnership as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 and other information under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 23, 2011

December 31	2010	2009
Assets		
Current Assets:		
Cash and Equivalents	$ 407,624	$ 396,471
Investments, at Fair Value	73,897	-
Commissions Receivable	8,614	10,413
Prepaid Expenses and Other Current Assets	12,172	12,523
Total Current Assets	502,307	419,407
Clearing Broker Deposit	100,000	100,000
Total Assets	$ 602,307	$ 519,407
Liabilities and Partners' Capital		
Liabilities:		
Accounts Payable and Accrued Expenses	$ 38,761	$ 21,000
Due to Affiliated Entity	36,550	78,255
Total Liabilities	75,311	99,255
Partners' Capital	526,996	420,152
Total Liabilities and Partners' Capital	$ 602,307	$ 519,407

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2010	2009
Revenues:		
Commissions	$ 812,899	$ 573,860
Interest	255,515	201,707
Other (Loss) Gain on Investments	(5,472)	599
Dividend Income	1,847	-
Total Revenues	1,064,789	776,166
Expenses:		
Commissions and Clearing	331,862	280,468
Management Fees	120,000	120,000
Broker Dealer and Agent Fees	31,160	21,433
Professional Fees	28,189	33,870
Compensation Expense	17,641	-
Insurance - Bonding	14,979	13,499
Quote Service	4,800	4,800
Miscellaneous	3,545	3,611
Interest Expense	2,867	5,795
Computer Expense	2,600	2,100
Training	600	600
Total Expenses	558,243	486,176
Net Income	$ 506,546	$ 289,990

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31		2010		2009
Partners' Capital, Beginning	$	**420,152**	$	513,140
Components of Comprehensive Income:				
Net Income		**506,546**		289,990
Unrealized Gains on Available for Sale Securities		**3,583**		-
Total Comprehensive Income		**510,129**		289,990
Distributions to Partners		**(403,285)**		(382,978)
Partners' Capital, Ending	$	**526,996**	$	420,152

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2010	2009
Cash Flows from Operating Activities:		
Net Income	$ 506,546	$ 289,990
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Equity-Based Compensation	-	-
Decrease in Commissions Receivable	1,799	26,272
Decrease (Increase) in Prepaid Expenses and Other Current Assets	351	(3,580)
Increase in Accounts Payable and Accrued Expenses	17,761	6,000
(Decrease) Increase in Due to Affiliated Entity	(41,705)	11,196
Net Cash Provided by Operating Activities	484,752	329,878
Cash Flows from Investing Activities:		
Investment in Marketable Securities	(70,314)	-
Decrease in Clearing Broker Deposit	-	50,000
Net Cash (Used in) Provided by Investing Activities	(70,314)	50,000
Net Cash Used in Financing Activities:		
Distributions to Partners	(403,285)	(382,978)
Net Increase (Decrease) in Cash and Equivalents	11,153	(3,100)
Cash and Equivalents, Beginning	396,471	399,571
Cash and Equivalents, Ending	$ 407,624	$ 396,471
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Years for Interest	$ 2,867	$ 5,795

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies:

Reporting Entity: Newbury Street Capital Limited Partnership (the "Partnership") was formed on March 16, 1993, as a Massachusetts limited partnership and is registered under the Securities Exchange Act of 1934 as a broker/dealer providing securities brokerage, placement and underwriting services. The Partnership utilizes a clearing/carrying broker to execute brokerage transactions and to perform custodial functions relating to customer securities.

Revenue Recognition: The Partnership recognizes revenues and expenses relating to commissions on a trade date basis.

The Partnership shares in interest earned by the clearing broker on debit and credit balances of the Partnership's clients' accounts carried by the clearing broker. Interest income is accrued as earned.

Fair Value: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. In order to measure fair value, the Company uses a fair value hierarchy for valuation inputs which gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1 - Inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.

Level 3 - Inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Cash and Equivalents: The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has a cash management program which provides for investment of excess cash balances primarily in federally insured interest-bearing accounts. The Partnership considers such highly liquid investments with maturities of three months or less when invested to be cash equivalents.

Investments in Marketable Securities: Investments in certain debt and equity securities are required to be classified based on the Partnership's intent and ability to hold such securities. The classifications of the securities as "trading," "available for sale" and expected to be "held to maturity" are determined at the time of the investments and are reassessed during the period in which the securities are held. Dividend and interest income are accounted for on the accrual basis.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Newbury Street Capital Limited Partnership is a partnership under the provisions of the Internal Revenue Code and, accordingly, the Partnership's taxable income is allocated to its partners for income tax reporting purposes. However, in certain circumstances the Partnership may be required to pay state income taxes.

The Partnership assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements.

The General Partner has determined that the Partnership does not have a liability for uncertain tax positions or unrecognized benefits as of December 31, 2010 and 2009. The Partnership does not expect any material change in uncertain tax benefits within the next twelve months. The Partnership is open to examination by the applicable taxing authorities for the tax years ended December 31, 2010, 2009, 2008 and 2007.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Actual results experienced by the Company may differ from those estimates.

Reclassification: Certain accounts in the December 31, 2009 financial statements have been reclassified for comparative purposes to conform to the presentation in these financial statements.

1. Significant Accounting Policies (Continued):

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2010 through February 23, 2011, the latter representing the issuance date of these financial statements.

2. Investments in Marketable Securities:

As of December 31, 2010, the Company maintains certain investments in marketable debt and equity securities, registered with the Securities and Exchange Commission, which are classified as available for sale. As of December 31, 2010, the original cost of these investments amounted to $70,314, and the fair value of these investments amounted to $73,897. During the year ended December 31, 2010, unrealized gains on marketable securities in the amount of $3,583 are included in other comprehensive income in the accompanying statements of changes in partners' capital.

Assets measured at fair value on a recurring basis at December 31, 2010 include investments in marketable equity securities classified as available for sale. Fair value measurements are based on quoted market prices in active markets, which are considered to be Level 1 inputs in the fair value hierarchy.

3. Clearing Broker:

The Partnership is a party to a fully disclosed clearing agreement with a clearing broker. The terms of the agreement require that the Partnership maintain a deposit in the amount of $100,000.

Furthermore, the Partnership is required to notify the clearing broker in advance of partnership distributions in excess of ten percent of its net capital. The Partnership was in compliance with this contractual provision during 2010.

4. Net Capital:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2010 and 2009, the Partnership's net capital amounted to $499,768 and $402,629, respectively.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Partnership's aggregate indebtedness to net capital ratio amounted to 0.15 to 1 and 0.25 to 1, as of December 31, 2010 and 2009, respectively.

5. Equity-Based Compensation:

On September 1, 2010, the Partnership admitted one new limited partner through the issuance of a profits interest to such partner. The limited partner's interests are subject to certain vesting through December 30, 2014.

Equity compensation expense recorded in connection with this profits interest amounted to $0 for the year ended December 31, 2010.

6. Related Party Transactions:

The Partnership acts as a broker in security transactions for an entity affiliated through common ownership. All commission revenues are derived from transactions initiated by the affiliated entity.

The affiliated entity provides certain administrative and management services to the Partnership. Management fees incurred by the Partnership for these services amounted to $120,000 during each of the years ended December 31, 2010 and 2009.

Additional expenses incurred by the Partnership with the affiliated entity for training, computer, office, legal and research expenses amounted to $14,600 and $27,309, during the years ended December 31, 2010 and 2009, respectively.

Due to affiliated entity represents amounts due to the affiliated entity for management fees, training, computer, office, legal and research expenses. As of December 31, 2010 and 2009, such amounts due to the affiliated entity amounted to $36,550 and $78,255, respectively.

7. Indemnifications:

The Partnership is a party to a number of agreements entered into in the ordinary course of business which contain typical provisions that obligate the Partnership to indemnify the other parties to such agreements upon the occurrence of certain events. Such indemnification obligations are usually in effect from the date of execution of the applicable agreement for a period equal to the applicable statute of limitations. The aggregate maximum potential future liability of the Partnership under such indemnification provisions is uncertain. Since its inception, the Partnership has not incurred any expenses as a result of such indemnification provisions. The Partnership has not recorded any liability related to such indemnification provisions as of December 31, 2010 and 2009.

For the Year Ended December 31	2010
Aggregate Indebtedness	$ 75,311
Partners' Capital	$ 526,996
Deductions for Nonallowable Assets:	
Prepaid Expenses and Other Current Assets	(12,172)
Portion of Insurance Deductible above $5,000 Limit	(5,000)
Haircuts on Securities	(10,056)
Net Capital	499,768
Minimum Net Capital Requirement to be Maintained	5,021
Net Capital in Excess of Requirements	$ 494,747
Ratio of Aggregate Indebtedness to Net Capital	0.15 to 1

Reconciliation of Audited Computation of Net Capital Under Rule 15c3-1 to the Unaudited FOCUS Report Part IIA

No material differences exist between the above computation of net capital and the unaudited filing of Part IIA of the FOCUS report. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to the unaudited FOCUS report Part IIA has been presented.

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Partnership operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Partnership is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2010.

To the Partners
Newbury Street Capital Limited Partnership
372 Washington Street
Wellesley, MA 02481

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audit of the financial statements and supplemental schedule of Newbury Street Capital Limited Partnership as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13 and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MFA

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the entity's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 23, 2011

NEWBURY STREET CAPITAL
LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

1 Highwood Drive, Tewksbury, MA 01876